Exhibit 99.20

ANNUAL INFORMATION FORM

For the Year Ended September 30, 2024

(Dated March 14, 2025)

HIGHLANDER SILVER CORP.

2500 – 100 King Street W

Toronto, ON M5X 1A9

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	1
1.1	Effective Date of Information	1
1.2	Financial Statements and Management Discussion and Analysis	1
1.3	Currency	1
1.4	Scientific and Technical Information	1

ITEM 2:	CAUTIONARY NOTES	1
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	1
2.2	Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates	2

ITEM 3:	CORPORATE STRUCTURE	3
3.1	Name, Address and Incorporation	3
3.2	Inter-corporate Relationships	3

ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS	3
4.1	Three Year History	3

ITEM 5:	DESCRIPTION OF THE BUSINESS	5

ITEM 6:	MATERIAL MINERAL PROJECT	6
6.1	Current Technical Report	6

ITEM 7:	RISK FACTORS	9

ITEM 8:	DIVIDENDS	19

ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE	19

ITEM 10:	MARKET FOR SECURITIES	19
10.1	Trading Price and Volume	19

ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	19

ITEM 12:	DIRECTORS AND OFFICERS	20
12.1	Name, Occupation and Security Holding	20
12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	21
12.3	Conflicts of Interest	22

ITEM 13:	Promoters	22

ITEM 14:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	22
14.1	Legal Proceedings	22
14.2	Regulatory Actions	22

ITEM 15:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	23

ITEM 16:	TRANSFER AGENT AND REGISTRAR	23

ITEM 17:	MATERIAL CONTRACTS	23

ITEM 18:	INTERESTS OF EXPERTS	23
18.1	Names of Experts	23
18.2	Interests of Experts	23

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ITEM 19:	AUDIT COMMITTEE	24
19.1	The Audit Committee Charter	24
19.2	Composition of Audit Committee	24
19.3	Relevant Education and Experience	24
19.4	Reliance on Certain Exemptions	25
19.5	Audit Committee Oversight	25
19.6	Pre-Approval Policies and Procedures	25
19.7	External Audit Service Fees (By Category)	25

ITEM 20:	ADDITIONAL INFORMATION	25

SCHEDULE “A” – Audit Committee Charter

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ITEM 1: PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Highlander Silver Corp.”, “Highlander”, “Highlander Silver”, “HSLV”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Highlander Silver Corp. and include, where the context requires, its subsidiaries.

All information contained in this AIF is as at March 14, 2025, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated annual financial statements for the years ended September 30, 2024, and September 30, 2023 (the “Financial Statements”), as well as the accompanying Management’s Discussion and Analysis (“MD&A”) for such periods. The Financial Statements and MD&A are available on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca under the Company’s profile.

1.3	Currency

All references to “$” or “dollars” in this AIF are to Canadian dollars, unless otherwise expressly stated. References to “US$” are to United States dollars.

1.4	Scientific and Technical Information

Unless otherwise indicated, scientific and technical information in this AIF has been reviewed and approved by Sergio Gelcich, Vice President Exploration of Highlander and a “Qualified Person” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

ITEM 2: CAUTIONARY NOTES

2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur; exploration and development plans; timing of such exploration plans, and potential results of such exploration plans; and recommended work programs and the expected results therefrom. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” occur or be achieved. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning silver and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Technical Report (as defined below).

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration; development and mining activities; debt risk; share price fluctuation; global economic conditions; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; constitutional court ruling risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; fraud and corruption; ethics and business practices; Highlander may in the future become subject to legal proceedings; Highlander’s mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; key management; dependence on highly skilled personnel; competition, significant shareholders; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; and measures to protect endangered species may adversely affect the Company’s operations, as well as those factors discussed in ITEM 7: “Risk Factors” below.

Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

2.2	Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws. Disclosure, including scientific or technical information, has been made in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Definition Standards”), which establish standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101 and the CIM Definition Standards, differ significantly from the requirements of the United States Securities and Exchange Commission.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral property may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ITEM 3: CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The Company was incorporated on October 19, 2016, under the Business Corporations Act (British Columbia) (“BCBCA”) under the name “1093684 B.C. Ltd.” On March 28, 2018, it changed its name to “Blue Aqua Holdings Ltd.”, on December 14, 2018, it changed its name to “Commonwealth Cannabis Corp.”, on February 11, 2020, it changed its name to “Lido Minerals Ltd.”, and on August 12, 2021, in connection with its business combination with CAPPEX Mineral Ventures Inc., it changed its name to “Highlander Silver Corp.”

The registered and records office of the Company is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. The head office of the Company is located at 2500 – 100 King Street West, Toronto, Ontario, Canada.

3.2	Inter-corporate Relationships

The following diagram illustrates the organizational structure of Highlander, including its subsidiaries, as of the date of this AIF.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Three Year History

Set out below is a summary of how the Company’s business has developed over the last three completed financial years. In accordance with Form 51-102F2 Annual Information Form, the below summary includes only events, such as acquisitions or dispositions, or conditions that have influenced the general development of the business.

2022

On January 18, 2022, the Company announced it had entered into an option agreement to acquire 100% of the Politunche Property.

On September 1, 2022, the Company announced that it had commenced drilling at Alta Victoria and the appointment of David Fincham as President and Chief Executive Officer.

2023

On July 17, 2023, the Company announced that, following a strategic review the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company terminated its option to acquire a 100% interest in the Politunche project.

On September 21, 2023, the Company announced the resignation of Mr. Phil Anderson from its board of directors.

On October 19, 2023, the Company completed a $3 million private placement. The offering involved the issuance of 30,000,000 units at a price of $0.10 per unit, with each unit composed of one common share of the Company and one warrant exercisable for one common share of the Company at a price of $0.15 per common share for a period of three years from the date of issuance.

On November 29, 2023, the Company entered into a share purchase agreement with SSR Mining Inc. (“SSR Mining”) to acquire the San Luis Project located in Ancash Department of central Peru (the “San Luis Share Purchase Agreement”). Pursuant to the San Luis Share Purchase Agreement the Company purchased the San Luis Project from SSR Mining through the purchase of SSR Mining’s direct and indirect shareholdings of four subsidiary companies, in consideration for an initial payment of US$5,000,000. The Company may pay up to an additional US$37,500,000 in cash to SSR Mining as contingent consideration (the “Contingent Consideration”) upon completion of certain milestones in relation to the San Luis Project. The Contingent Consideration is only accrued and payable if and when the following milestones are achieved:

●	US$1,250,000 after the commencement of an initial drilling program at the San Luis Project;
●	US$1,250,000 after the first anniversary of commencement of an initial drilling program at the San Luis Project;
●	US$5,000,000 after the completion of a feasibility study on any portion of the San Luis Project;
●	US$10,000,000 after the beginning of commercial production;
●	US$10,000,000 after the first anniversary of commercial production; and
●	US$10,000,000 after the second anniversary of commercial production.

Pursuant to the San Luis Share Purchase Agreement, a 4% net smelter returns royalty (the “Royalty”) on the San Luis Project was granted to SSR Mining prior to closing of the Transaction. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of the Royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s Royalty interest to 2%.

On December 4, 2023, following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse.

2024

On May 8, 2024, the Company completed a $9.2 million private placement with members of the Lundin family, Richard Warke and Eric Sprott. The offering involved the issuance of 20,514,222 Company common shares at a price of $0.45 per common share.

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project.

On October 22, 2024, the Company announced joining the Augusta Group of Companies, the appointment of Richard Warke as Director, Interim President and CEO of the Company, and the appointment of Messrs. Thomas Whelan, Jerrold Annett and Javier Toro as directors to serve on the Company’s Board with current director Federico Velásquez. The Company also announced the resignations of Messrs. Graeme Lyall and Dave Fincham.

2025

On January 7, 2025, the Company announced the appointment of Daniel Earle as President and Chief Executive Officer of the Company, succeeding Richard Warke, Interim President and CEO, who continues to serve on the Board of Directors alongside Messrs. Thomas Whelan, Jerrold Annett, Javier Toro and Federico Velásquez. In addition to Mr. Earle, the Company strengthened its management team with the appointments of Sunny Lowe as Chief Financial Officer, Federico Velasquez as President Peru, Sergio Gelcich as Vice President Exploration, Arun Lamba as Vice President Corporate Development, Purni Parikh as Senior Vice President Corporate Affairs, and Tom Ladner as General Counsel.

On March 11, 2025, the Company closed its upsized brokered bought deal private placement consisting of, including exercise of the underwriters’ option in full, the issuance of 23,000,000 common shares for aggregate gross proceeds of $32,200,000 pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and a syndicate of underwriters led by Ventum Financial Corp., as lead underwriter and sole bookrunner, and including BMO Nesbitt Burns Inc., Haywood Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and TD Securities Inc. Insiders of the Company participated in the offering, subscribing for an aggregate of 3,957,300 common shares.

ITEM 5: DESCRIPTION OF THE BUSINESS

Summary

Highlander Silver is advancing a portfolio of silver exploration and development assets in the Americas, including the bonanza grade San Luis gold-silver project that is located adjacent to the Pierina mine in Central Peru. Highlander Silver is backed by the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5B in exit transactions, and supported by strategic shareholders, the Lundin Family and Eric Sprott.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors (the “Board”). See ITEM 12: “Directors and Officers” below.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Environmental Protection

The current and future operations of the Company are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Specifically, the San Luis Project is being advanced in accordance with Peruvian Environmental Regulations for Mining Exploration Activities, approved by Supreme Decree N°042-2017-EM other applicable norms, standards, laws and regulations.

Compliance with such laws and regulations increases costs and may cause delays in planning, designing, drilling and developing the San Luis Project. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process, however it is often impossible to anticipate and mitigate all administrative delays. Currently, costs associated with compliance are considered to be normal compared to other South American countries.

Employees

As of September 30, 2024, the Company directly employed 13 employees.

Foreign Operations

The Company’s mineral properties are located in Peru, and its operations are substantially carried out in that country. See ITEM 7: “Risk Factors” below.

Social or Environmental Policies

The San Luis Project occupies community land and developing and growing social license is a priority for Highlander Silver. Highlander Silver has an established presence on the project and community agreement to support commencing exploration. Highlander Silver intends to employ its award-winning participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs.

ITEM 6: MATERIAL MINERAL PROJECT

6.1	Current Technical Report

The Company’s only material mineral project is the San Luis Project. The most recent technical report for the San Luis Project is titled “Technical Report on the San Luis Property, District of Shupluy, Yungay Province, Ancash Department, Peru”, with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM CEng (the “Technical Report”), which is incorporated herein by reference. The summary from the Technical Report is reproduced below.

SUMMARY

The San Luis Property is situated within the District of Shupluy, Yungay Province, Ancash Department of west-central Peru; approximately 513 km north-northwest of the city of Lima. The geographic centre of the property is at 09o23’ south latitude by 77o47’ west longitude, or Universal Transverse Mercator (UTM) 8,960,000 m north by 195,000 m east within Peruvian National Topographic System (NTS) map sheet 19-H. Reliant Ventures S.A.C. (“Reliant”) has been exploring this property since its discovery in June 2005.

On May 23, 2024, Highlander Silver Corp. announced that it had acquired the San Luis Property from SSR Mining Inc. (“SSR Mining”), pursuant to a share purchase agreement dated November 29, 2023 (as amended, the “Share Purchase Agreement”).

The San Luis Property comprises 32 mineral rights which cover an area of approximately 23,298 ha. Out of these mineral rights, 31 are held by Reliant, while the remaining 1 is a recently staked claim held by CAPPEX Exploraciones S.A.C. (both subsidiaries of the Company), that the Company anticipates transferring to Reliant in due course.

Geological Setting

The San Luis Property is situated regionally within the Cordillera Negra terrain of the Peruvian Andes. It is dominantly underlain by volcanic, volcanoclastic and sub-volcanic intrusive rocks of andesitic-dacitic to rhyolitic composition belonging to the Paleocene-age Calipuy Formation. The Lower Cretaceous Santa Formation of limestone and calcareous clay crops out locally as ‘windows’ within the younger overlying volcanic rocks and there are exposures of the Coastal batholith in the southwestern portion of the property.

North to northwesterly trending fault structures are the most important structural features within the property since they appear to control and host most of the known precious metal-bearing vein structures. Northwesterly and north-northwesterly trending faults, especially those hosting vein structures, have been repetitively active since the cessation of volcanism. Faulting and shearing have also occurred during and after vein emplacement resulting in well-developed vein breccia textures, open tensional sites for later dyke emplacement, and later brecciation and displacement of both the dykes and vein structures.

Exploration to Date

Three distinctly different mineral deposit types have been identified within the property. The most extensively explored are the epithermal, low sulphidation, gold and silver-bearing, quartz-calcite veins of the Ayelén system first discovered in 2005. The others, hydrothermal breccia-hosted base metal and manto-hosted occurrences, appear related to a buried intrusion situated centrally within what is referred to as the BP zone explored in the period 2010–2012, and centred approximately 6 km southeast of the Ayelén vein system.

A similar gold-bearing Bonita vein system was located 7 km to the south of the Ayelén–Inés occurrence in 2011-2012. Trenching and two preliminary drillholes confirmed anomalous gold-silver values.

2025 Mineral Resource Estimate

The principal objective of the Technical Report was to review Reliant’s 2009 Mineral Resource estimates and supporting data on behalf of HSC, and prepare this independent updated estimate as summarized in Table 1-1.

Table 1-1 - 2025 San Luis Project updated Mineral Resource estimate

San Luis Project Mineral Resources – 3D model
Vein	Resource Category	Tonnes	Grade (g/t)		Contained ounces
			Au	Ag	Au	Ag
Ayelén	Indicated	353,602	28.83	655.2	327,798	7,448,012
Ayelén HW		72,462	9.94	348.0	23,163	810,798
Inés		27,720	5.93	209.8	5,282	186,999
Subtotal		453,784	24.42	578.9	356,243	8,445,809
Ayelén	Inferred	41,911	5.39	208.3	7,260	280,725
Ayelén HW		6,511	3.18	170.9	666	35,770
Inés		3,280	2.31	185.9	244	19,598
Subtotal		51,702	4.92	202.2	8,170	336,093

Notes:

●	Mineral Resources are not Mineral Reserves and do not have demonstrated viability.
●	All tonnages reported are Dry Metric Tonnes, and contained gold and silver are reported in Troy Ounces.
●	Mineral Resources are estimated at a cut-off grade of 3 g/t AuEq that considers bullion prices of US$1,700/oz gold and US$20/oz silver, and process recoveries of 90% for both gold and silver.
●	The AuEq content has been calculated as follows: AuEq = Au+0.0117C47*Ag.
●	Numbers in the above table have not been rounded to ensure consistency in calculations and summations. However, readers should consider that due to estimation uncertainty, the report numbers are not reliable beyond three significant figures for Indicated Resources, and two significant figures for Inferred Resources.
●	The effective date of the mineral resource estimate is January 15, 2025.

Conclusions and Recommendations

Exploration to date has demonstrated that the main property opportunity comprises the continued exploration for epithermal, low sulphidation, gold and silver bearing veins in order to increase property value, and it is recommended that further exploration be carried out.

The exploration objectives are clear and require more exploration to grow the current Mineral Resources and make new discoveries that could support further growth beyond this, with the priorities as follows:

1)	Continue with property-wide exploration for additional gold-silver bearing veins, including in the southeast catchment that has returned highly anomalous stream sediment samples although these have not yet been prospected or mapped.

2)	Continue drilling in the Bonita vein to test the strike and depth extent of mineralization beyond the single section currently tested by drilling and also, advance prospecting, mapping and sampling in the Bonita area to identify any other veins and follow-up with trenching to support drill-testing these veins.

Recommendations

A two-phase work program is proposed, with a total estimated cost of US$10 million, which includes a 15% contingency. A summary of the program along with detailed cost estimates is provided in Table 1-2.

Phase 1 focuses on ground base discovery exploration work of Au/Ag veins to the south of Ayelén and in the area between Ayelén and Bonita, together with early delineation of resource potential in Bonita.

This phase is projected to require US$1.7 million and includes the following recommendations:

●	Executing fieldwork on known untested veins and new targets for precise evaluation and prioritization.

●	Initiation of drilling at Bonita, targeting priority zones within the known strike extent of the vein system.

The extent of Phase 2 is partially contingent upon favourable results from Phase 1. The estimated cost for this second phase is approximately US$8.3 million, which will cover:

●	Extensive diamond drilling for resource definition and extension in Bonita,

●	Initial discovery and resource outlining of new targets

Table 1-2 – Recommended Work Program

Phase/Area	Phase 1		Phase 2
	Activity	Budget US$	Activity	Budget US$
Bonita Vein	Mapping, Trenching & Discovery & Resource outline drilling (~2500 m)	850,000	Resource drilling (~4000 m)	1,300,000

Ayelen South Trend Veins	Geochemistry, Geological Mapping, Geophysics	300,000	Discovery and extensional drilling and initial resource outline (~8000 m)	3,250,000
New Target Generation	Geochemistry, Geological Mapping, Geophysics	150,000	Discovery drilling and initial Resource outline of top Priority targets (~6000 m)	2,000,000
Community and Social Engagement/Permitting	Community programs and infrastructure development	150,000	Community programs and infrastructure development	700,000
Sub Total		1,450,000		7,250,000
Contingency 15%		217,500		1,087,500
Total		1,667,500		8,337,500
			Total USD $	10,005,000

ITEM 7: RISK FACTORS

Highlander’s business activities are subject to significant risks, but not limited the risks described below. Any of the following risks could have an adverse material effect on Highlander, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Highlander. These risks are in addition to those discussed in technical reports and other documents filed by Highlander from time to time on SEDAR+. In addition, other risks and uncertainties not presently known by management of Highlander or that management currently believes are immaterial could affect Highlander, its business and prospects. The following risk factors are not a definitive list or description of all the risks associated with Highlander’s business but are intended to indicate what management considers to be significant considerations as of the date of this AIF:

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from share issuances to fund its business activities, including planned corporate expenditures and exploration expenses. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan and raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Company shareholders. Failure to obtain such financing may result in delay or indefinite postponement of the Company’s activities.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Highlander’s access to capital or increase the cost of capital and may adversely affect Highlander’s operations.

Highlander is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Highlander’s ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Highlander’s operations which could adversely affect the trading price of Highlander common shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Global supply chains have been further affected by the current conflict between Russia and Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Negative operating cash flow

Highlander has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Highlander has negative operating cash flow, Highlander will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Highlander expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Highlander will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Highlander’s business and future prospects. Highlander has no history of earnings, and operating losses are expected to continue for the foreseeable future. While Highlander’s Board is optimistic about Highlander’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Highlander common shares will provide a return on investment in the future. Highlander has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Highlander is an early exploration stage company, and its properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Highlander’s properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at its projects. The failure to establish proven or probable reserves could severely restrict Highlander’s ability to implement its strategies for long-term growth. In addition, the Company’s only project with a mineral resource estimate is its San Luis Project.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Highlander’s mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Highlander’s exploration activities will result in any discoveries of commercial bodies of ore, or that any of Highlander’s mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Highlander being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Highlander evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Highlander cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Highlander. See “Uninsured Risks” below for more details.

Risks from international operations

Changes in political situations may affect the manner in which Highlander operates. The operations of Highlander are conducted in Peru, which is exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in Peru that affect foreign ownership, mineral exploration, development of mining activities and may affect Highlander’s viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Environmental factors

The Company conducts exploration activities in various parts of Peru. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. Extensive environmental legislation has been enacted in Peru by federal, state and municipal governments. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held or formerly worked by the Company. The approval of new mines in Peru is subject to detailed review by Peruvian mining authorities and there is no assurance that such approval can be obtained. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Peruvian mining law establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long-term management of mining properties can be substantial. By Peruvian mining law, environmental impact from past mining activities prior to the onset of present-day exploration activities are not the responsibility of the company.

Such historic mining disturbance are well documented in the DIA permitting document and will not be included in any future remediation requirement unless those same historical mine works have been further utilized or disturbed by the company.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceed all environmental regulations currently applicable to it. The Company is currently engaged in exploration with minimal environmental impact.

Community relations

Community relations are an important part of the Company’s business. Developing and growing social license with the communities in which the Company operates is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, the Company may come under pressure to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. The Company may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price. Furthermore, any inability of the Company to develop and grow its social license, or any deterioration in the Company’s relationship with the local communities, could materially adversely affect our business, results of operations, financial condition and share price.

Permitting risk

Highlander’s mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Peru. Highlander may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Highlander’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Highlander can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Highlander has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Highlander’s properties may be affected by undetected encumbrances or defects or governmental actions. Highlander has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Highlander to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Highlander, which could cause a significant decline in Highlander’s stock price.

Surface rights and access risks

Mining concession licenses in Peru are separate from surface rights. Permission for surface access must be negotiated with the owners of the surface rights to the areas covered by the mining concessions and commonly involve leasing of the surface rights. In Peru surface rights are owned by private persons or communities (local communal organizations), and agreements for access must be made with the surface owners to do significant work. There can be no guarantee that the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may ne unable to carry out significant exploration work or mining activities. There are also potential risks with regard to the completion of a successful exploration program in that there is a possibility of not being able to extend the surface access agreement over part of the area of interest, or problems with obtaining an environmental permit for road construction and drilling.

Russia-Ukraine conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks have the potential to significantly and adversely impact Highlander’s operations and business. There can be no certainty that an outbreak of infectious illness and the restrictive measures implemented to slow the spread of the virus will not materially impact Highlander’s operations or personnel. It is not possible for Highlander to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Fraud and corruption

Highlander’s operations are governed by, and involve interactions with, many levels of government in Peru. Highlander is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in Peru. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Highlander’s internal procedures and programs may not always be effective in ensuring that Highlander, its employees, contractors or third-party agents will comply strictly with such laws. If Highlander becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Highlander’s operations.

Ethics and business practices

Highlander maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Highlander may in the future become subject to legal proceedings

Highlander may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Highlander cannot reasonably predict the likelihood or outcome of any actions should they arise. If Highlander is unable to resolve any such disputes favorably, it may have a material adverse effect on Highlander’s financial performance, cash flows, and results of operations. Highlander’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Highlander’s properties, especially where mineral reserves have been located, could result in Highlander losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Highlander’s operations due to the high costs of defending against the claim. If Highlander loses a commercially viable property, such a loss could lower its future revenues, or cause Highlander to cease operations if the property represents all or a significant portion of Highlander’s mineral reserves.

Highlander’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Highlander’s assets which are located outside Canada.

Commodity price risk

The price of Highlander common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of silver and gold. Silver and gold prices fluctuate widely and are affected by numerous factors beyond Highlander’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Highlander reports its results in U.S. dollars, while many of Highlander’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Highlander’s reported costs or reductions in Highlander’s reported revenues. Fluctuations in exchange rates between currencies in which Highlander invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Highlander’s underlying operations.

Joint ventures

Highlander may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Highlander’s concessions). There is a risk any future joint venture partner does not meet its obligations and Highlander may therefore suffer additional costs or other losses. It is also possible that the interests of Highlander or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Highlander may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Highlander may be subject to various land payments and/or work commitments. Failure by Highlander to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Highlander’s projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Highlander’s operations, financial condition and results of operations.

Properties located in remote areas

Highlander’s exploration properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Highlander’s operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Highlander’s business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Highlander on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Highlander’s exploration programs.

Dependence on highly skilled personnel

Highlander’s prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Highlander’s interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Highlander’s inability to attract and retain additional highly skilled employees required for Highlander’s activities may have a material adverse effect on its business or future operations. Highlander does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Highlander competes with other mining companies, many of which have greater financial resources than Highlander, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Highlander’s significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Highlander and the approval of certain corporate transactions. Highlander’s significant shareholders’ respective interests may differ from the interests of Highlander or its other shareholders. The concentration of ownership of the Highlander common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Highlander.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Highlander also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Highlander and Highlander shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in applicable corporate and other laws.

Uninsurable risks

As mentioned above, Highlander’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Highlander maintains insurance to protect against these losses at levels consistent with industry practice. However, Highlander may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Highlander or to other companies in the mining industry on acceptable terms. Highlander might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Highlander to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Highlander’s systems (or on systems of third parties that Highlander relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Highlander’s IT systems could result in disruptions to Highlander’s operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Highlander must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Highlander is subject to evolving corporate governance and public disclosure regulations that have increased both Highlander’s compliance costs and the risk of non-compliance, which could adversely impact Highlander’s share price.

Highlander is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the Canadian Securities Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017. Highlander’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Highlander may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Highlander may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Highlander’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Highlander’s business and negatively impact the trading price of the Highlander common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Highlander’s operating results or cause it to fail to meet its reporting obligations.

Highlander may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Highlander in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Highlander’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Highlander’s financial and disclosure controls will detect or uncover all failures of persons within Highlander to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Highlander’s controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Highlander often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Highlander does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Highlander is unable to obtain such additional financing, any investment in Highlander may be materially diminished in value or lost.

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Highlander common shares without par value. The Company may issue more Highlander common shares in the future. Sales of substantial amounts of Highlander common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Highlander common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Highlander common shares in the public markets, or the potential for such sales, could decrease the trading price of the Highlander common shares and could impair the ability of the Company to raise capital through future sales of Highlander common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

Peru has a diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at one of Highlander’s projects could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 8: DIVIDENDS

All of the Highlander common shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of dividends would render the Company insolvent.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 9: DESCRIPTION OF CAPITAL STRUCTURE

As of the date hereof, the Company had 104,720,985 Highlander common shares, 29,950,000 warrants, and 7,195,000 stock options outstanding.

The holders of the Highlander common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Highlander common shares at the meetings. Each Highlander common share carries with it the right to one vote. The Highlander common shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Highlander common shares.

In the event of a liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Highlander common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

ITEM 10: MARKET FOR SECURITIES

10.1	Trading Price and Volume

The Highlander common shares currently trade on the Canadian Securities Exchange under the symbol “HSLV”. The following table sets out the high and low sale prices and the volume of trading of the Highlander common shares on the CSE on a monthly basis for the financial year ended September 30, 2024.

Period	Price (High) (C$)	Price (Low) (C$)	Volume
October 2023	0.40	0.15	391,155
November 2023	0.63	0.26	339,060
December 2023	0.60	0.38	466,854
January 2024	0.50	0.40	636,965
February 2024	0.57	0.43	341,025
March 2024	0.51	0.37	203,200
April 2024	0.70	0.45	864,483
May 2024	0.99	0.61	1,210,022
June 2024	0.92	0.73	425,220
July 2024	0.89	0.66	328,926
August 2024	0.78	0.51	366,274
September 2024	0.83	0.58	468,280

ITEM 11: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, no securities of the Company are held in escrow.

ITEM 12: DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following are the names and provinces/states/countries of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years and the date they were appointed to their current office with the Company. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

Name, Residence and Office(s)	Principal Occupation During Past Five Years	Date of Appointment
Richard Warke Chairman BC, Canada	Executive Chairman of Titan Mining Corporation since 2012; Executive Chairman of Augusta Gold Corp. since 2021; Executive Chairman of Solaris Resources Inc. from 2020 to 2024; President and CEO of Armor Minerals Inc. since 2015; Executive Chairman of Tethyan Resource Corp. from 2019 to 2020, all mining companies.	October 21, 2024
Thomas Whelan Director BC, Canada	Chief Financial Officer of Coeur Mining, Inc., a mining company, since 2019.	October 21, 2024
Federico Velasquez, President Peru and Director BC, Canada	President, Peru of the Company; President, Latin America and before that, Vice President, Operations, of Solaris Resources Inc. from 2018 to 2024.	February 9, 2024
Jerrold Annett Director ON, Canada	Senior VP, Strategy & Capital Markets, Capstone Copper, a mining company, from 2019 to 2024.	October 21, 2024
Javier Toro Director AZ, United States	Chief Operating Officer of Solaris Resources Inc., a mining company, since 2024. Vice President, Mining Technical Services at Hudbay Minerals Inc., a mining company, with prior executive and director-level roles in mining, technical services, and mine optimization, from 2016 to 2023.	October 21, 2024
Daniel Earle President, CEO ON, Canada	President and CEO of Solaris Resources Inc. from 2019 to 2024.	January 1, 2025
Sunny Lowe CFO ON, Canada	Chief Financial Officer of Solaris Resources Inc. from 2021 to 2024. Chief Financial Officer of INV Metals Inc. from 2018 to 2021.	January 1, 2025
Sergio Gelcich VP Exploration ON, Canada	VP Exploration of Cerrado Gold and Ascendant Resources Inc. from May 2021 to December 2024. Director, Exploration for Hudbay Minerals Inc. from 2015 to 2021.	January 7, 2025

Name, Residence and Office(s)	Principal Occupation During Past Five Years	Date of Appointment
Arun Lamba Vice President Corporate Development ON, Canada	VP Corporate Development of Solaris Resources Inc. until 2024 and, prior to that, a Senior Mining Analyst at TD Cowen from 2014 to 2024.	January 1, 2025
Purni Parikh Senior VP, Corporate Affairs and Corporate Secretary BC, Canada	Senior Vice President, Corporate Affairs and Corporate Secretary for Augusta Gold Corp. since 2020 and Titan Mining Corporation since 2021 and President of Titan Mining Corporation from 2018 to 2021. Senior Vice President Corporate Affairs and Corporate Secretary of Solaris Resources Inc. from 2019 to 2024.	January 1, 2025
Tom Ladner General Counsel BC, Canada	General Counsel of Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Ltd. since 2020. VP Legal of Solaris Resources Inc. from 2020 to 2024. Practiced law at Borden Ladner Gervais LLP, a law firm, from 2014 to 2020.	January 1, 2025

The Company has an Audit Committee. The Audit Committee is comprised of Thomas Whelan, Jerrold Annett, and Javier Toro. See ITEM 19: “Audit Committee” below.

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, 35,121,459 Highlander common shares representing 33.54% of the total issued and outstanding Highlander common shares.

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Corporate Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

12.3	Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 13: PROMOTERS

No person has acted as a promoter of the Company within the two most recently completed financial years or during the current financial year.

ITEM 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

14.1	Legal Proceedings

During the fiscal year ended September 30, 2024, and as of the date of this AIF, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

14.2	Regulatory Actions

During the fiscal year ended September 30, 2024, and as of the date of this AIF, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 15:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no Shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding Highlander common shares (“Insiders”), and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

ITEM 16:  TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Highlander common shares is Endeavor Trust Corporation located at 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4.

ITEM 17:  MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, no material contracts were entered into by the Company since the commencement of the Company’s fiscal year ended September 30, 2024, or before such time that are still in effect, other than the San Luis Share Purchase Agreement and the Underwriting Agreement. See Section 4.1 of this AIF for additional information on those agreements.

ITEM 18:  INTERESTS OF EXPERTS

18.1	Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended September 30, 2024 or subsequent thereto:

Name of Individual or Company	Report, Valuation, Statement or Opinion
Davidson & Company LLP	Audited consolidated financial statements of the Company for the years ended September 30, 2024 and 2023 together with the auditors’ report thereon.
Martinez Rodriguez Y Asociados	Audited financial statements of Reliant Ventures S.A.C. as of December 31, 2023 and 2022, together with the auditors’ report thereon included in the business acquisition report dated August 2, 2024.
Martin Mount, MSc MCSM FGS CGeol FIMMM CEng	“Technical Report on The San Luis Property District of Shupluy, Yungay Province, Ancash Department, Peru” with an effective date of January 15, 2025
Sergio Gelcich (PGeo)	Scientific and technical statements made in the Company’s continuous disclosure.
Graeme Lyall (FAusIMM)	Scientific and technical statements made in the Company’s continuous disclosure.

18.2	Interests of Experts

To the knowledge of the Company, neither Martin Mount nor Martinez Rodriguez Y Asociados nor their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 18.1: “Interests of Experts - Names of Experts” above, currently hold or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company. To the knowledge of the Company, Mr. Gelcich’s and Mr. Lyall’s interest in Company common shares is less than one per cent of the Company’s outstanding common shares.

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants (“Davidson”), 1200, 609 Granville Street, Pacific Centre, Vancouver, BC, V7Y 1G6. Davidson is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ITEM 19: AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor, as set forth below.

19.1	The Audit Committee Charter

The text of the Company’s Audit Committee Charter (the “Audit Committee Charter”) is attached as Schedule “A” hereto.

19.2	Composition of Audit Committee

The following are the members of the Audit Committee:

Audit Committee Member	Independence	Financial Literacy
Thomas Whelan	Independent (1)	Financially literate (1)
Jerrold Annett	Independent (1)	Financially literate (1)
Javier Toro	Independent (1)	Financially literate (1)

(1)	As defined by NI 52-110.

19.3	Relevant Education and Experience

As a result of their respective experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by Highlander to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by Highlander’s financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

Mr. Whelan has over 30 years of experience in the mining industry. Mr. Whelan currently serves as Senior Vice President, Chief Financial Officer and Corporate Development for Coeur Mining (“Coeur”). Prior to joining Coeur, Mr. Whelan served as CFO of Arizona Mining Inc. from September 2017 to August 2018, when the company was acquired by South32 Limited. Previously, Mr. Whelan served as CFO for Nevsun Resources Ltd. from January 2014 to August 2017. He is a chartered professional accountant and was previously a partner with the international accounting firm Ernst & Young (“EY”) LLP where he held several leadership roles.

Mr. Jerrold Annett has most recently been responsible for leading Capstone Copper’s investor relations, marketing and metal sales activities. He joined Capstone in September 2019 and has over 29 years of global mining and capital markets experience, providing strategic direction and executive oversight for several junior exploration and development companies including in roles as Chief Executive Officer and SVP Corporate Development. Mr. Annett’s over 29 years of experience in the mining industry including in strategic matters and extensive experience dealing with complex financial issues over many years offers him the requisite experience to perform his responsibilities as a member of the audit committee.

Mr. Toro is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects including the Constancia mine in Peru, Copper World mine in United States and Copper Mountain mine in Canada. Mr. Toro is currently the Chief Operating Officer at Solaris Resources. Mr. Toro’s over 25 years of experience in the mining industry focused on complex engineering and economic models and studies offers him the requisite experience to perform his responsibilities as a member of the audit committee.

19.4	Reliance on Certain Exemptions

Except as set out below, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on an exemption in Sections 2.4, 3.2, 3.4, 3.5 of Part 8 of National Instrument 52-110 Audit Committees (“NI 52-110”).

19.5	Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

19.6	Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Item 10(d)(i) of the Audit Committee Charter.

19.7	External Audit Service Fees (By Category)

The aggregate fees paid or payable by the Company’s external auditors in each of the last two financial years for audit and related services are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2024	$120,000	Nil	Nil	$2,000
2023	$60,000	Nil	Nil	Nil

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

ITEM 20:	ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular filed on the Company’s profile on SEDAR+ on February 16, 2024 for its 2024 Annual General Meeting of shareholders held on March 15, 2024.

Additional financial information is also provided in the Company’s audited consolidated financial statements and related MD&A for its fiscal year ended September 30, 2024.

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

[Attached.]

Lido Minerals Ltd.

AUDIT COMMITTEE CHARTER

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of Lido Minerals Ltd. Corp. (the “Company”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls to review and report on the integrity of the financial statements and related financial disclosure of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company’s Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company’s independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”).

2.	At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee who, in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may, at any time, remove or replace any member of the Committee and may fill any vacancy in the Committee.

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4.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

5.	The quorum for meetings shall be a majority of the members of the Committee, present in person, by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.	The Committee shall have access to such officers and employees of the Company, to the Company’s external auditors and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:

(a)	The Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	management representatives may be invited to attend all meetings except private sessions with the external auditors.

8.	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

9.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

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(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

10.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review and/ or discuss with the external auditors, upon completion of their audit:

(i)	the non-audit services provided by the external auditors;

(ii)	the quality and not just the acceptability of the Company’s accounting principles; and

(iii)	the implementation of structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

11.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

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12.	The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form, if required;

(iii)	annual and interim MD&A;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board,

(vii)	and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s financial statements and other required disclosure documents and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

13.	The Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the internal and externalauditors.

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